CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

NILE THERAPEUTICS, INC.

Nile Therapeutics, Inc., a corporation organized and existing under and by the virtue of the Delaware General Corporation Law, through its duly authorized officer and by authority of its Board of Directors does hereby certify:

FIRST:   That the name of the corporation is Nile Therapeutics, Inc., formerly known as SMI Products, Inc. (the “Corporation”).  The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 26, 2007.

SECOND:   That the Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments (the “Certificate of Amendment”) to the Certificate of Incorporation, declaring said amendments to be advisable and directing that said amendments be submitted to the stockholders of the Corporation for consideration thereof.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation shall be amended by changing the First Article thereof so that, as amended, said Article shall be and read as follows:

“The name of the corporation is Capricor Therapeutics, Inc. (the “Corporation”).”

RESOLVED FURTHER, that the Certificate of Incorporation of the Corporation shall be amended by changing the Fourth Article thereof so that, as amended, the first paragraph of said Article shall be and read as follows:

“(a)    Authorized Capital. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 55,000,000, of which 50,000,000 shares, par value of $0.001, shall be designated as Common Stock (“Common Stock”), and 5,000,000 shares, par value of $0.001, shall be designated as Preferred Stock (“Preferred Stock”). Effective at 4:00 p.m. Eastern time, on November 20, 2013 (the “Effective Time”), each share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one-fiftieth (1/50) share of fully paid and nonassessable Common Stock of the Corporation (“New Common Stock”), subject to the treatment of fractional share interests described as follows. No fractional shares of Common Stock shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of Old Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share of New Common Stock shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the holder would otherwise be entitled multiplied by the last closing sale price of the Old Common Stock prior to the Effective Time, as reported on the OTC Markets, LLC (or if such price is not available, then such other price as determined by the Board of Directors) and as appropriately adjusted for such combination.”

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a meeting of stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the Certificate of Amendment.

FOURTH: That the foregoing Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer, as of November 20, 2013.

NILE THERAPEUTICS, INC.

By:	/s/ Darlene Horton
Darlene Horton, M.D.
Chief Executive Officer

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